CYIOS Corporation

“C Your Integrated Office System”

VIA EDGAR

April 10, 2012

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549-4631

To Whom It May Concern:

Re: Form Type 10-12B of CYIOS Corporation (Registration File No. 001-35118) filed in error

CYIOS Corporation hereby respectfully requests withdrawal of form 10-12B previously submitted in error on March 30, 2012, accession number 0001091566-12-000003.

Our request was to be for an extension of time to file our Form 10-K for the year ended December 31, 2011, but in error we inadvertently submitted form 10-12B instead of submitting the correct form NT-10K.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless the Commission notifies the Company that the application for withdrawal has not been granted.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan

President and CEO

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004

Phone 202 204-3006 Fax 202 315-3458